Exhibit 99.2

Akanda Corp. Announces Cancellation of Special Meeting

Toronto, Ontario, May 22, 2026 – Akanda Corp. (Nasdaq: AKAN) (the “Company”) today announced the cancellation of the special meeting of shareholders that was to be held at 10:00 am est on Monday, May 25, 2026, which was originally scheduled for March 31, 2026, adjourned to Monday, April 27, 2026 and subsequently further adjourned.

A quorum for the transaction of business at the Meeting requires the presence, in person or by proxy, of at least two shareholders holding not less than 10% of the Company’s outstanding shares entitled to vote. As it does not appear that this threshold will be met, no business can be conducted.

About Akanda Corp.

Akanda Corp., through its cannabis subsidiary with operations in Canada, is seeking to cultivate and distribute high-quality cannabis and wellness products that improve lives. Its mission is to provide safe, reliable, and accessible cannabis products to consumers worldwide while promoting sustainable business practices.

First Towers & Fiber Corp., a wholly-owned subsidiary of Akanda Corp., is focused on tower development and operating its 700+km fiber optic network in the attractive wireless market of Mexico, with an intention to expand to other Latin American countries.

Company Contact

ir@akandacorp.com

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions, or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industries in which Akanda and its subsidiaries operate; the risk that Akanda and its current and future collaborators are unable to successfully develop and commercialize Akanda’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plans, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that Akanda is unable to secure or protect its intellectual property; the possibility that Akanda may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in Akanda’s filings from time to time with the Securities and Exchange Commission.